

NYSE
AN ICE EXCHANGE

November 27, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Tapestry, Inc., under the Exchange Act of 1934.

- 5.350% Senior Notes due 2025
- 5.375% Senior Notes due 2027
- 5.875% Senior Notes due 2031

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com